NEW LOAN PARTICIPATION FORM

TEMBEC INDUSTRIES INC.

For Qualifying Noteholders who desire to participate in the New Loan of Tembec Industries Inc. For a Minimum of US$250,000

In connection with a Plan of Arrangement involving Tembec Industries Inc. attached as Appendix "D" to the
Management Proxy Circular of Tembec Industries Inc. dated January 25, 2008

Qualifying Noteholders who wish to participate in the New Loan are required to return this New Loan Participation Form to the Depositary Agent in the enclosed envelope:

By Hand Delivery, Registered Mail or Courier

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada
Attention: Corporate Actions

Delivery to an address other than as set forth above, or transmission via facsimile, will not constitute valid delivery.

ALL PROPERLY COMPLETED, DULY EXECUTED AND MEDALLION/SIGNATURE GUARANTEED NEW LOAN PARTICIPATION FORMS MUST BE RECEIVED BY THE DEPOSITARY AGENT PRIOR TO 5:00 P.M., TORONTO TIME, ON FEBRUARY 15, 2008, OR SUCH LATER TIME AS TEMBEC INDUSTRIES INC. MAY DETERMINE (THE "NEW LOAN PARTICIPATION DEADLINE").

QUALIFYING NOTEHOLDERS INTENDING TO PARTICIPATE IN THE NEW LOAN WILL NOT BE ACCEPTED IF THE DEPOSITARY AGENT HAS NOT RECEIVED A PROPERLY COMPLETED, DULY EXECUTED AND MEDALLION/SIGNATURE GUARANTEED NEW LOAN PARTICIPATION FORM ON OR PRIOR TO THE NEW LOAN PARTICIPATION DEADLINE.

INSTRUCTIONS
For Completion of Form by Qualifying Noteholders:

1.	Indicate the level of your desired New Loan Participation in Section 1 of this Form (Page 5).

2.	Pursuant to Sections 1(e), (f) or (g), complete ONE of either Appendix "A" or "B", as applicable.

3.	Complete and duly execute the signature page located at Page 10 of this Form.

4.

Co-ordinate with your broker and have the broker complete, sign and medallion/stamp guarantee the signature page located at Page 10 of this Form, restricted to the number of Existing Notes held by you AS AT JANUARY 21, 2008.

5.	Complete the information required for (a) registration and delivery of New Common Shares; and (b) contact information for you and your broker, each located at Page 11.

6.	Return the fully completed, duly executed and medallion/stamp guaranteed Form to the Depositary Agent in the enclosed Computershare envelope at the address set forth above.

This New Loan Participation Form is delivered to Noteholders in connection with the proposed statutory plan of arrangement (the “Plan of Arrangement”) of Tembec Industries Inc. (“TII”), Tembec Arrangement Inc. (“New Tembec”) and Tembec Enterprises Inc. which is part of the overall capital reorganization (the “Recapitalization”) of New Tembec, TII and Tembec Inc. and their respective subsidiaries (“Tembec”), which Plan of Arrangement is being submitted to Noteholders of TII for approval at the special meeting of Noteholders to be held on February 22, 2008 (the “Noteholders’ Meeting”).  A detailed description of the Plan of Arrangement and the transactions contemplated therein is set forth in the management proxy circular dated January 25, 2008 (the “Circular”) of TII delivered to Noteholders and a copy of the Plan of Arrangement is attached as Appendix “D” to the Circular.  Defined terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Circular.

The Recapitalization includes the funding of the new term loan to TII (the “New Loan”) in the amount of US$300,000,000 to be advanced by certain Qualifying Noteholders and the Backstop Parties or JPM NA, as applicable, in connection with the Recapitalization.  For every US$1,000,000 of principal amount of Existing Notes held by a Qualifying Noteholder as at January 21, 2008, such Noteholder may participate in lending up to US$250,000 of the New Loan.

Substituted Qualifying Purchasers

If you are a Noteholder as of January 21, 2008 but are not otherwise a Qualifying Noteholder solely because you cannot make any of the representations in sections 1(e), (f) or (g) or Appendix “A” or Appendix “B” below (a “Record Non-Qualifying Noteholder”), and you sell your Existing Notes to a Person who is able to make one of the representations in sections 1(e), (f) or (g) and either Appendix “A” or Appendix “B” below (a “Substituted Qualifying Purchaser”) prior to the New Loan Participation Deadline, please contact Georgeson at 1-866-783-6756 to obtain a declaration (a “Seller’s Declaration”) that you are a Record Non-Qualifying Noteholder and have sold your Existing Notes to a Substituted Qualifying Purchaser.  The Substituted Qualifying Purchaser will be provided with an alternate participation from (a “Substituted Purchaser Loan Participation Form”) which must be duly executed and delivered to Computershare Investor Services Inc. along with a duly completed and executed Seller’s Declaration before the New Loan Participation Deadline in order for the Substituted Qualifying Purchaser to participate in the New Loan.  Please contact Georgeson at 1-866-783-6756 if you are a Record Non-Qualifying Noteholder for more information.

A transfer of Existing Notes as described above will in no way entitle a Substituted Qualifying Purchaser to vote the Existing Notes at the Noteholders’ Meeting.  All voting rights shall remain with the Record Non-Qualifying Noteholder.

Important Information

In making your decision as to whether or not to participate in the funding of the New Loan, you should rely only on the information contained in the Circular and in this New Loan Participation Form.  TII has not authorized anyone to provide you with any different or supplemental information.  If you receive any such information, you should not rely upon it.

The contents of the Circular or this New Loan Participation Form should not be construed as legal, business or tax advice.  You should consult your own legal counsel, business advisor and tax advisor as to those matters.

In order to participate in the funding of the New Loan, each Qualifying Noteholder must properly complete, duly execute and medallion/signature guarantee this New Loan Participation Form, and mail or deliver this New Loan Participation Form in accordance with the procedures set forth herein on or prior to the New Loan Participation Deadline.  Properly completed and executed New Loan Participation Forms that are not received by the Depositary Agent on or prior to the New Loan Participation Deadline will not be accepted.

Participation in the New Loan

Those Qualifying Noteholders that provide the New Loan to TII will be allocated an aggregate of 43,000,000 New Common Shares from the total 88,000,000 New Common Shares to be issued to Noteholders under the Plan of Arrangement in full and final settlement of the Existing Notes and Indentures.  Such 43,000,000 New Common Shares will be allocated to those Qualifying Noteholders who provide the New Loan on a pro rata basis based on the aggregate principal amount of the New Loan extended by each such Noteholder.  This results in approximately 35,833 New Common Shares being issued for each US$250,000 of the New Loan advanced by a Qualifying Noteholder.

The funds borrowed under the New Loan may be used by TII and its subsidiaries for the repayment of working capital facilities, capital expenditures and general corporate purposes. A detailed summary of the terms of the New Loan including, without limitation, specific details concerning maturity of the New Loan, interest on the New Loan, security for the New Loan, and covenants that are to be provided in the Definitive New Loan Documentation, are set forth in the Circular under the heading “The New Loan” and “New Loan Backstop Provisions”. Qualifying Noteholders that are considering participating in the funding of the New Loan are urged to read the full text of the Circular.

Only Qualifying Noteholders are eligible to participate in the funding of the New Loan as contemplated herein and as described in the Circular.

A Qualifying Noteholder is a Noteholder of TII that satisfies ALL of the following requirements:

  Is a Noteholder of TII as at January 21, 2008 (the "Record Date"); and

  Is either:

    in the case of a Noteholder resident in the United States, a "qualified institutional buyer" within the meaning of Rule 144A under the 1933 Act ; or

    in the case of a Noteholder resident in a province or territory of Canada, an "accredited investor" as such term is defined in National Instrument 45-106 Prospectus and Registration Exemptions (the "National Instrument"); or

    in the case of a Noteholder resident outside of Canada and the United States, an "accredited investor" as such term is defined in the National Instrument as if such Noteholder was resident in Canada and can demonstrate to TII that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence.

The Record Date establishes the cut-off date for determination as to which Qualifying Noteholders may be eligible for participation in the New Loan.  Noteholders who acquired Existing Notes after the Record Date will not be permitted to participate in the New Loan in respect of such principal amount of Existing Notes acquired, unless they comply with the provisions set forth above under “Substituted Qualifying Purchasers”.

For greater clarity, any Noteholder that acquires Existing Notes after the Record Date will still be entitled to receive their portion of the 45,000,000 New Common Shares that are also being allocated to Noteholders on the Effective Date of the Arrangement.

Additional Information for Completing the New Loan Participation Form

This New Loan Participation Form should be read carefully in its entirety before this New Loan Participation Form is completed.  Any questions or requests for assistance or additional copies of this New Loan Participation Form may be directed to the Depositary Agent or the Information Agent as set forth on the back page of this New Loan Participation Form.  You should also contact your broker, dealer, commercial bank or other nominee for assistance concerning the completion of this New Loan Participation Form.

By executing this New Loan Participation Form, the undersigned acknowledges receipt of the Circular.  The terms of the New Loan set forth in the Circular are incorporated herein by reference and form part of the terms and conditions of this New Loan Participation Form.

The additional New Common Shares to be issued to Qualifying Noteholders who participate in the New Loan in accordance with the foregoing will only be issued upon the occurrence of the Effective Date of the Plan of Arrangement. Such New Common Shares will be certificated New Common Shares (and will contain a legend as described in Section 1(c)(v) hereof) and will be issued pursuant to the registration and delivery instructions provided by the undersigned Noteholder on page 11 hereof.  Thereafter, Qualifying Noteholders may co-ordinate with their broker to deposit the New Common Shares into DTC or CDS facilities, to the extent the New Common Shares are DTC or CDS eligible.  Please complete the registration and delivery instructions located at Page 11 hereof in respect of the issuance of New Common Shares as contemplated herein.

NEW LOAN PARTICIPATION

Representations, Warranties, Covenants, Agreements and Confirmations

1.

By executing this New Loan Participation Form, the undersigned Noteholder represents, warrants, covenants, agrees and confirms to TII and its agents and representatives (and acknowledges that TII, its agents and representatives and their respective counsel are relying thereon) that:

(a)

as at the Record Date, it was the beneficial holder of such Existing Notes of TII as set forth on the signature page hereto. If the space provided on the signature page is inadequate, list all such information on a separate signed schedule and affix the schedule to this New Loan Participation Form.

(b)

it hereby desires to participate in the funding of the New Loan and hereby confirms its desire to loan up to a maximum of the following aggregate amount (check one):

☐   US$________________________________________ (which amount may not exceed the maximum pro rata entitlement of the undersigned Noteholder); or

☐   its maximum pro rata entitlement.

To the extent the undersigned Noteholder indicates an amount above that exceeds its maximum pro rata entitlement, such Noteholder will be deemed to have elected to participate in an amount equal to its maximum pro rata entitlement.

(c)

it acknowledges that the additional New Common Shares to be issued to Qualifying Noteholders that participate in the New Loan are being issued pursuant to exemptions from the prospectus and registration requirements under applicable securities legislation and that no prospectus has been or will be filed by New Tembec or TII with any securities commission or similar regulatory authority in any jurisdiction, and as a result:

(i)

it is restricted from using certain of the civil remedies available under applicable securities laws;

(ii)

it may not receive information that might otherwise be required to be provided to the Qualifying Noteholder under the applicable securities laws if the exemptions were not being used;

(iii)

New Tembec and TII are relieved from certain obligations that would otherwise apply under applicable securities laws if the exemptions were not being used;

(iv)

it has not received or been provided with an offering memorandum and the decision to participate in the New Loan and receive a pro rata portion of the aggregate 43,000,000 New Common Shares has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of TII or New Tembec or any employee, agent or affiliate thereof; and

(v)

the New Common Shares will be subject to restrictions on transfer and the New Common Shares may be offered, sold or otherwise transferred only (A) to New Tembec, (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, or (C) inside the United States in accordance with an exemption from registration under the 1933 Act, if available. The New Common Shares will bear a legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT OR OTHER EXEMPTIONS FROM THE SECURITIES LAWS AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE COMPANY, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE INCOMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT";

provided that, if the New Common Shares are being sold under clause (B) above, provided that New Tembec is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Computershare Investor Services Inc. as registrar and transfer agent, in such form as Computershare Investor Services Inc. or Tembec may from time to time prescribe; provided, further, that, if any such securities are being sold under clause (C)(2) above, the legend may be removed by delivery to Computershare Investor Services Inc. of an opinion of counsel, reasonably satisfactory to New Tembec, to the effect that such legend is no longer required under applicable requirements of the 1933 Act or state securities laws; and New Tembec will furnish to holders of New Common Shares bearing a legend and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the 1933 Act for one year after issuance thereof;

(d)

it is resident in the province or jurisdiction set forth as the "Beneficial Noteholder’s Address" on Page 11 contained herein;

(e)

if it is resident in or otherwise subject to the laws of any province of Canada, it is an "accredited investor" as defined in the National Instrument by virtue of satisfying the indicated criterion as set out in Appendix "A" to this New Loan Participation Form and as so initialed by the undersigned Noteholder;

(f)

if it is resident in the United States, it is a "qualified institutional buyer" within the meaning of Rule 144A under the 1933 United States Securities Act as set out in Appendix "B" to this New Loan Participation Form and as so initialed by the undersigned Noteholder;

(g)

if it is resident outside of Canada and the United States, it is an "accredited investor" as such term is defined in the National Instrument as if such Noteholder was resident in Canada as set out in Appendix "A" to this New Loan Participation Form and as so initialed by the undersigned Noteholder, and agrees that its right to participate in the New Loan is conditional on demonstrating to TII that it is qualified to participate in the New Loan in accordance with the laws of its jurisdiction of residence;

(h)

if an individual, it is of the full age of majority and is legally competent to execute this New Loan Participation Form and take all action pursuant hereto;

(i)

this New Loan Participation Form has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the undersigned Noteholder;

(j)

if a corporation, partnership, unincorporated association or other entity, it has the legal capacity and competence to enter into and be bound by this New Loan Participation Form and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained;

(k)

the entering into of this New Loan Participation Form and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to it, or any of its constating documents, or of any agreement to which the undersigned Noteholder is a party or by which it is bound;

(l)

it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its participation and investment and it is able to bear the economic risk of loss of its investment; and

(m)

it acknowledges that it has been advised to consult its own legal advisors with respect to the merits and risks of participating in the New Loan and that it is responsible for obtaining such legal advice as it considers appropriate in connection with the execution, delivery and performance of this New Loan Participation Form and the transactions contemplated hereby.

2.

The undersigned Noteholder agrees that the above representations, warranties, covenants, agreements and confirmations will be true and correct both as of the execution of this New Loan Participation Form and as of the Effective Date of the Recapitalization under the Plan of Arrangement.

Procedures Relating to the New Loan Participation

3.

Qualifying Noteholders are required to properly complete, duly execute and medallion/stamp guarantee this New Loan Participation Form and submit it to the Depositary Agent via registered mail, by hand, or by courier at the address indicated below on or prior to the New Loan Participation Deadline:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1 Canada
Attention: Corporate Actions

4.

Within two (2) days following the date of the Noteholders’ Meeting, each Qualifying Noteholder that submitted a properly completed and duly executed New Loan Participation Form will receive a notice of confirmation from TII or its agent as to:

a.

the acceptance of the participation by the Qualifying Noteholder in the New Loan;

b.

the total amount of the New Loan which the Qualifying Noteholder has agreed to advance (the "New Loan Participation Amount");

c.

the total number of additional New Common Shares the Qualifying Noteholder will be entitled to receive upon the Effective Date of the Recapitalization in consideration for its Existing Notes; and

d.

instructions and directions regarding payment of the New Loan Participation Amount.

5.

Qualifying Noteholders who have been accepted to participate in the New Loan will be required, pursuant to the funding instructions that will be set out in more detail in the notice of confirmation referred to above in item 4, forward, in immediately available funds by wire transfer or certified cheque, an aggregate amount representing the New Loan Participation Amount no later than two Business Days prior to the Effective Date, failing which the participation of the Qualifying Noteholder in the New Loan will be deemed to be null and void.

General

6.

The undersigned Noteholder hereby acknowledges that the representations, warranties and covenants contained herein including, without limitation, those set forth in Section 1 hereof, are made with the intent that they may be relied upon by TII and its agents and counsel in determining the Noteholder’s eligibility to qualify as a Qualifying Noteholder to participate in the New Loan. The undersigned Noteholder further covenants that by the acceptance of TII of the Noteholder’s participation in the New Loan in accordance herein, he or she shall be representing and warranting that such representations and warranties are true as at the Effective Time of the Recapitalization as if made at that time. The undersigned Noteholder hereby agrees to indemnify TII, its affiliates and its agents and their respective directors, officers, employees, advisers, affiliates, shareholders and agents (including their respective legal counsel) against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur caused or arising from reliance thereon in the event that such representations or warranties are untrue as at the Effective Time. The undersigned Noteholder undertakes to immediately notify the Depositary Agent of any change in any statement or other information relating to the Noteholder set forth herein which takes place prior to the Effective Time.

7.

The contract arising out of this New Loan Participation Form shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the undersigned Noteholder and TII each irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

8.

Time shall be of the essence hereof.

9.

This New Loan Participation Form represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

10.

The undersigned Noteholder hereby acknowledges and agrees that all costs incurred by the Noteholder (including any fees and disbursements of any counsel retained by the Noteholder) relating to the participation in the New Loan by the Noteholder shall be borne by the Noteholder.

11.

The terms and provisions of this New Loan Participation Form shall be binding upon and enure to the benefit of the undersigned Noteholder and TII and their respective heirs, executors, administrators, successors and assigns; provided that, this New Loan Participation Form shall not be assignable by any party without prior written consent of the other parties.

12.

TII has the right to accept or reject the undersigned Noteholder’s election to participate in whole or in part at any time at or prior to the time it is required to give notice of confirmation of the Noteholder’s participation in the New Loan in accordance with Section 4 herein if the Noteholder’s New Loan Participation Form is incomplete, deficient or invalid in any manner or if TII determines, together with its agents and advisors, that the Noteholder is not a Qualifying Noteholder.

13.

The undersigned Noteholder undersigned hereby agrees that this New Loan Participation Form is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Noteholder.

14.

The undersigned Noteholder hereby consents to TII’s collection of the personal information relating to the Noteholder contained in this New Loan Participation Form or gathered in connection with the Noteholder’s participation in the New Loan. The undersigned Noteholder also hereby acknowledges that such personal information will be used by TII and its affiliates and agents in order to administer and manage the execution of the Definitive New Loan Documentation and the issuance of the New Common Shares to such Noteholder pursuant to the Plan of Arrangement and may be disclosed to third parties that provide administrative and other services in respect therein and to government agencies where it is permitted or required by law, including any applicable anti-money laundering legislation or similar laws. TII acknowledges that it will maintain the confidentiality of such personal information in all other respects.

15.

The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

16.

The parties hereto have required that this agreement and all documents and notices related hereto and/or resulting herefrom be drawn up in the English language. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. Les porteurs de billets qui le désirent peuvent recevoir, sans frais et sur demande, une version française du formulaire de participation au nouveau prêt.

TO BE COMPLETED BY THE BENEFICIAL NOTEHOLDER AND
SIGNED AND STAMP/MEDALLION GUARANTEED BY THE DTC PARTICIPANT/BROKER:

IMPORTANT - READ CAREFULLY

This New Loan Participation Form must be completed and executed by the beneficial Noteholder(s).  If Existing Notes to which this New Loan Participation Form relates are held by two or more joint Noteholders, all such Noteholders must sign this New Loan Participation Form.  If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to TII or its representatives of such person’s authority so to act.

This portion of the New Loan Participation Form must ALSO be properly completed and duly executed by the broker or applicable DTC Participant for the Qualifying Noteholder.  The broker or DTC Participant is required to signature/medallion guarantee the name and signature of the Qualifying Noteholder set forth on the foregoing page by affixing its brokerage stamp to this Form, endorsed by the prime broker, and restricted to the number of Existing Notes held by the Noteholder as of the Record Date (January 21, 2008) as indicated by the Noteholder below.

Name of Beneficial Noteholder:          ____________________________________________________________

Authorized Signature of Noteholder: ____________________________________________________________

Official Capacity or Title (please print): _________________________________________________________

Name of individual whose signature
appears above if different than the name
of the beneficial Noteholder printed above: ______________________________________________________

(please print)

Name of DTC Participant/Broker Holder
for this beneficial Noteholder (please print): _____________________________________________________

DTC Participant/Broker Number: ______________________________________________________________

Principal Amount of Existing Notes Held AS AT JANUARY 21, 2008 for this beneficial Noteholder:

Existing 2009 Senior Notes:  ___________________________________________________________________

Existing 2011 Senior Notes:  ___________________________________________________________________

Existing 2012 Senior Notes:  ___________________________________________________________________

DTC PARTICIPANT/BROKER SIGNATURE
AND STAMP/MEDALLION GUARANTEED: ___________________________________________________

(Endorsed by prime broker and restricted to the

Number of Existing Notes held AS AT JANUARY 21, 2008 by the Noteholder)

Dated:  _______________________________

CONTACT INFORMATION
TO BE COMPLETED BY THE BENEFICIAL NOTEHOLDER AND THE DTC PARTICIPANT/BROKER HOLDER

BENEFICIAL NOTEHOLDER:

Address:  _________________________________________________________________________________

                 _________________________________________________________________________________

(including Postal Code)

Area Code and Telephone No. (       ) ____________________________________________

Email Address:  ______________________________________________________________

DTC PARTICIPANT/BROKER HOLDER:

Address:  _________________________________________________________________________________

                 _________________________________________________________________________________

(including Postal Code)

Area Code and Telephone No. (       ) ____________________________________________

Email Address:  ______________________________________________________________

NEW COMMON SHARES – REGISTRATION AND DELIVERY INSTRUCTIONS
TO BE COMPLETED BY THE BENEFICIAL NOTEHOLDER

Registration Instructions:

ISSUE CERTIFICATES REPRESENTED THE NEW COMMON SHARES in the name of the undersigned and SEND THE CERTIFICATES FOR SUCH NEW COMMON SHARES to the following address:

Name:      _________________________________________________________________________________

Address:  _________________________________________________________________________________

                 _________________________________________________________________________________

(including Postal Code)

Delivery Instructions (check one):

Mail certificate(s) to (Please fill in address for mailing).

      _______________________________________________________________________________________

     ________________________________________________________________________________________

OR

Return certificate(s) by courier to the address of the Noteholder noted above under “Contact Information”:

Name of courier: ______________________________  Your Courier Account Number: _______________________

APPENDIX “A”

FOR USE BY QUALIFYING NOTEHOLDERS RESIDENT IN CANADA OR
OUTSIDE OF CANADA AND THE UNITED STATES

The Qualifying Noteholder MUST INITIAL beside the portion of the below definition applicable to it.

Accredited Investor – (defined in National Instrument 45-106) means:

(a)	a Canadian financial institution, or an authorized foreign bank named in Schedule III of the Bank Act (Canada);
(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
(c)

a subsidiary of any person or company referred to in paragraph (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);
(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;
(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;
(j)

an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

(k)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000;
(m)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, provided that such person is not created or used solely to purchase or hold securities as an accredited investor;

(n)

an investment fund that distributes or has distributed its securities only to:

(i)

a person that is or was an accredited investor at the time of the distribution,

(ii)

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] of NI 45-106, and 2.19 [Additional investment in investment funds] of NI 45-106, or

(iii)

a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q)

a person acting on behalf of a fully managed account managed by that person, if that person

(i)

is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii)

in Ontario, is purchasing a security that is not a security of an investment fund;

(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or
(v)

a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

(i)

an accredited investor, or

(ii)

an exempt purchaser in Alberta or British Columbia after this NI 45-106 comes into force.

For the purposes hereof:

(a)

“bank” means a bank named in Schedule I or II of the Bank Act (Canada);

(b)

“Canadian financial institution” means (a) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (b) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(c)

“company” means any corporation, incorporated association, incorporated syndicate or other incorporated organization;

(d)

“control person” has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island and Québec where control person means any person that holds or is one of a combination of persons that holds (a) a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or (b) more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer;

(e)

“director” means (a) a member of the board of directors of a company or an individual who performs similar functions for a company, and (b) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(f)

“eligibility adviser” means (a) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and (b) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(i)

have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(g)

“entity” means a company, syndicate, partnership, trust or unincorporated organization;

(h)

“executive officer” means, for an issuer, an individual who is (a) a chair, vice-chair or president, (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production, (c) an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or (d) performing a policy-making function in respect of the issuer;

(i)

“financial assets” means (a) cash, (b) securities, or (c) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(j)

“founder” means, in respect of an issuer, a person who, (a) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and (b) at the time of the trade is actively involved in the business of the issuer;

(k)

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(l)

“individual” means a natural person, but does not include a partnership, unincorporated association, unincorporated organization, trust or a natural person in his or her capacity as trustee, executor, administrator or other legal personal representative;

(m)

“investment fund” means a mutual fund or non-redeemable investment fund, and for greater certainty in British Columbia, includes (a) an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the Employee Investment Act (British Columbia) and whose business objective is making multiple investments and (b) a venture capital corporation registered under Part 1 of the Small Business Venture Capital Act (British Columbia) whose business objective is making multiple investments;

(n)

“non-redeemable investment fund” means an issuer:

(i)

whose primary purpose is to invest money provided by its securityholders;

(ii)

that does not invest, (A) for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or (B) for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or non-redeemable investment fund; and

(iii)

that is not a mutual fund;

(o)

“person” includes (a) an individual, (b) a corporation, (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and (d) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(p)

“related liabilities” means (a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or (b) liabilities that are secured by financial assets;

(q)

“spouse” means, an individual who, (a) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (b) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (c) in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta);

(r)

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Affiliated Entities and Control

1.

An issuer is an Affiliate of another issuer if (a) one of them is a subsidiary of the other, or (b) each of them is controlled by the same person.

2.

A person (first person) is considered to control another person (second person) if

(a)

the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

(b)

the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

(c)

the second person is a limited partnership and the general partner of the limited partnership is the first person.

All monetary references are in Canadian Dollars.

APPENDIX “B”

FOR USE BY QUALIFYING NOTEHOLDERS RESIDENT IN THE UNITED STATES

The Qualifying Noteholder MUST INITIAL here indicating that the definition below is applicable to it.

___________

(initial)

A “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “1933 Act”) means:

(i) Any of the following entities, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the entity:

(A) Any insurance company as defined in Section 2(13) of the 1933 Act;

(B) Any investment company registered under the Investment Company Act or any business development company as defined in Section 2(a)(48) of that Act;

(C) Any small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(D) Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

(E) Any employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974;

(F) Any trust fund whose trustee is a bank or trust company and whose participants are exclusively plans of the types identified in paragraph (a)(1)(i)(D) or (E) of this section, except trust funds that include as participants individual retirement accountsor H.R. 10 plans.

(G) Any business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(H) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation (other than a bank as defined in Section 3(a)(2) of the 1933 Act or a savings and loan association or other institution referenced in Section 3(a)(5)(A) of the 1933 Act or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; and

(I) Any investment adviser registered under the Investment Advisers Act.

(ii) Any dealer registered pursuant to Section 15 of the Exchange Act, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the dealer, provided that securities constituting the whole or a part of an unsold allotment to or subscription by a dealer as a participant in a public offering shall not be deemed to be owned by such dealer;

(iii) Any dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

(iv) Any investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with the investment company or are part of such family of investment companies. “Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor), provided that, for purposes of this section:

(A) Each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company; and

(B) Investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor);

(v) Any entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; and

(vi) Any bank as defined in Section 3(a)(2) of the 1933 Act, any savings and loan association or other institution as referenced in Section 3(a)(5)(A) of the 1933 Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with it and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale under the rule in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding such date of sale for a foreign bank or savings and loan association or equivalent institution.

QUESTIONS AND FURTHER ASSISTANCE

Requests for assistance in completing and delivering the New Loan Participation Form or for additional copies of the New Loan Participation Form should be directed to the Information Agent, whose address and telephone number are set forth below:

North American Toll Free Number:  1-866-783-6756

Completed New Loan Participation Forms should be delivered only to the Depositary Agent at the addresses set forth below:

Computershare Investor Services Inc.

9th Floor, 100 University Ave.

Toronto, Ontario, Canada

M5J 2Y1